UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q1 2025 Earnings Release
2.	Supplement to First Quarter 2025 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FIRST QUARTER 2025 RESULTS

STRONG FINANCIAL DISCIPLINE AND COST EFFICIENCY UNDERPIN PROFITABILITY

ROBUST CASH GENERATION AND LOW LEVERAGE AMID VOLATILE MARKET CONDITIONS

QUARTERLY CASH DIVIDEND OF $0.147 PER SHARE

Bogota, Colombia – May 7, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, reports its consolidated financial results for the three-month period ended March 31, 2025 (“First Quarter” or “1Q2025”). A conference call to discuss these financial results will be held on May 8, 2025, at 10:00 am (Eastern Daylight Time).

GeoPark’s profitable, dependable, and sustainable platform continued to deliver in 1Q2025, driven by the focused execution of its 2025 Work Program and the consistent application of disciplined capital allocation. Solid operational results across core operated and non-operated assets enabled GeoPark to exceed its pro forma production guidance of 35,000 boepd, while maintaining a competitive cost structure and advancing key strategic initiatives. The Company’s commitment to portfolio resilience, capital efficiency, and operational excellence has allowed it to navigate lower Brent prices and heightened market volatility, while maintaining the flexibility to pursue value-accretive growth opportunities.

Operational figures include estimated pro forma production from the Mata Mora Norte Block (GeoPark non-operated, 45% WI) and Confluencia Norte Block (GeoPark non-operated, 50% WI) both in Vaca Muerta, Argentina. The Company’s 1Q2025 financial results do not include the consolidation of production, revenues, or costs related to these assets, which remain subject to the completion of regulatory approvals by the relevant provincial authorities. We continue to work diligently to advance the approval process.

FIRST QUARTER 2025 FINANCIAL SUMMARY

In 1Q2025 GeoPark reported Adjusted EBITDA1 of $87.9 million (64% Adj. EBITDA margin), a 13% increase compared to 4Q2024, mainly driven by strong cost discipline and higher realization prices that offset the lower production when excluding Vaca Muerta.

Operating costs per produced barrel of oil equivalent (boe) decreased to $12.3 in 1Q2025 from $14.5 in 4Q2024, within the range set for 2025 ($12-14 per boe). As part of its ongoing efforts to enhance competitiveness and profitability, the Company launched a comprehensive efficiency program aimed at generating $5–7 million in annual savings. The program focuses on optimizing expenditures, improving asset returns, and streamlining the corporate structure. To date, 90% of the targeted savings have already been achieved, with additional initiatives underway to fully reach the program’s objectives.

Net profit for the quarter amounted to $13.1 million, compared to $15.3 million in 4Q2024, mainly due to one-off costs related to the partial repurchase of the 2027 Notes and higher financial cost associated to the issuance of the 2030 Notes. This strategic decision capitalized on favorable market conditions to successfully extend the average debt maturity to 4.6 years and reduce near-term refinancing risk.

During 1Q2025, GeoPark invested $22.6 million to strengthen operations and support future growth. Investments focused primarily on workover campaigns, completion activities and infrastructure

1 For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

development in the Llanos 34 Block (GeoPark operated, 45% WI), as well as exploration drilling activity in the Llanos 123 Block (GeoPark operated, 50% WI), both in Colombia. On a pro forma basis, GeoPark invested an additional $23.8 million2 to advance key development and infrastructure projects in Vaca Muerta, including the completion and fracture of three wells in PAD 9 and the drilling of four wells in PAD 12. Adjusted EBITDA to capital expenditures ratio of 3.9x and a return on average capital employed (ROACE) of 27% showed continued robust capital efficiency.

Liquidity remained strong, with a cash balance of $308.0 million, further enhanced by the divestment of the non-core Llanos 32 and Manati blocks, which resulted in a $15.8 million cash inflow and a $3.2 million net gain (with an additional $7-8 million gain from Manati expected upon closing). The Company closed the period with net debt of $349.4 million and a strong leverage ratio of 0.9x, underscoring disciplined financial management and a resilient debt structure.

GeoPark proactively maintains strong downside protection against oil price volatility, with approximately 70% of its expected 2025 pro forma production — including volumes from Vaca Muerta — covered by hedging instruments with floor prices between $68 and $70 per barrel.

Demonstrating its continued commitment to shareholder returns, GeoPark declared a quarterly cash dividend of $0.147 per share (approximately $7.5 million), payable on June 5, 2025.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “Our first-quarter performance underscores the strength and resilience of the Company we have built together—efficient, disciplined, and future-focused. Through rigorous execution and proactive risk management, we delivered a stronger balance sheet, a healthier cash position, and a more robust debt profile—achieving solid financial results despite a volatile market environment. I am profoundly grateful to everyone who has contributed to this chapter of GeoPark’s journey. The significant steps we’ve taken to strengthen our team and streamline our portfolio have positioned us to unlock greater value and build a more powerful platform for growth in the years to come.”

Supplementary information is available at the following link:

https://ir.geo-park.com/1Q25-SupplementaryRelease

2 These investments are not reflected in GeoPark’s consolidated financial results for the quarter, pending the closing of the Vaca Muerta transaction.

FIRST QUARTER 2025 HIGHLIGHTS

Oil and Gas Production and Operations

●	1Q2025 consolidated average oil and gas production of 29,076 boepd[3] or 36,279 boepd pro forma including Vaca Muerta, exceeding the 2025 base case guidance of 35,000 boepd
●	8 rigs in operation (3 drilling and 5 workover) at the end of 1Q2025, including one drilling rig in Vaca Muerta
●	Production in Vaca Muerta reached a record of 17,358 boepd gross during February 2025
●	New exploration discovery at the Currucutu-1 well in the Llanos 123 Block
●	Enhanced field optimization and well interventions in the Llanos 34 and CPO-5 blocks, including the deployment of new-generation drilling rigs delivering faster cycle times and lower well costs

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $137.3 million
●	Adjusted EBITDA of $87.9 million (64% Adjusted EBITDA margin)
●	Operating profit of $50.4 million
●	Net profit of $13.1 million ($0.25 basic earnings per share)

Cost and Capital Efficiency

●	Capital expenditures of $22.6 million
●	1Q2025 Adjusted EBITDA to capital expenditures ratio of 3.9x
●	ROACE of 27%[4]
●	Operating costs per produced boe of $12.3

Balance Sheet Reflects Financial Quality

●	Cash in hand of $308.0 million, including $152.0 million to be used upon regulatory closing of the acquisition of assets in Vaca Muerta, Argentina
●	Full-Year net leverage of 0.9x and no principal debt maturities until January 2027
●	Current cash position of $330 million (May 4, 2025)

Commitment to Disciplined Capital Allocation

●	Divestment of the non-core, non-operated Llanos 32 Block in Colombia and Manati gas field in Brazil for an aggregate total consideration of $20 million[5] (net of $12 million liabilities related to decommissioning or retirement obligations at the Manati gas field)

Continued Shareholder Value Return

●	Quarterly cash dividend of $0.147 per share, or approximately $7.5 million, payable on June 5, 2025, to shareholders of record at the close of business on May 22, 2025
●	Through our commitment to shareholder returns we expect an annualized dividend of approximately $30 million in 2025, or a 9% dividend yield[6]

Sustainability and Corporate Governance

●	Our 2024 SPEED/Sustainability Report highlights substantial emissions reductions and operational efficiency, as well as multiple awards for climate action, biodiversity, and decarbonization leadership

3 Reported in the 1Q2025 Operational Update and not including production from Vaca Muerta.

4 ROACE is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

5 Before working capital adjustments and contingent payments.

6 Based on GeoPark’s average market capitalization from April 1 to April 30, 2025.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	1Q2025	4Q2024	1Q2024
Oil production[a] (bopd)	28,972	31,354	34,255
Gas production (mcfpd)	624	808	7,305
Average net production (boepd)	29,076	31,489	35,473
Brent oil price ($ per bbl)	74.9	74.0	81.8
Combined realized price[b] ($ per boe)	62.8	59.6	65.1
⁻ Oil[c] ($ per bbl)	65.3	61.9	69.5
⁻ Gas ($ per mcf)	—	7.1	5.4
Sale of crude oil ($ million)	137.1	141.8	162.2
Sale of purchased crude oil ($ million)	0.4	1.4	1.8
Sale of gas ($ million)	—	0.5	3.5
Commodity risk management contracts ($ million)	(0.2)	—	(0.1)
Revenue ($ million)	137.3	143.7	167.4
Production & operating costs[d] ($ million)	(35.4)	(44.3)	(38.5)
G&G, G&Ae ($ million)	(11.5)	(17.7)	(12.7)
Selling expenses ($ million)	(2.2)	(2.9)	(4.1)
Operating profit ($ million)	50.4	44.6	84.0
Adjusted EBITDA ($ million)	87.9	77.7	111.5
Adjusted EBITDA ($ per boe)	40.2	32.2	43.4
Net profit ($ million)	13.1	15.3	30.2
Capital expenditures ($ million)	22.6	47.4	48.8
Cash and cash equivalents ($ million)	308.0	276.8	150.7
Short-term financial debt ($ million)	19.0	22.3	5.7
Long-term financial debt ($ million)	638.4	492.0	489.3
Net debt ($ million)	349.4	237.6	344.3
Dividends paid ($ per share)	0.147	0.147	0.136
Shares repurchased (million shares)	—	—	—
Basic shares – at period end (million shares)	51,318	51,247	55,475
Weighted average basic shares (million shares)	51,281	51,227	55,381

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,869 bopd, 5,011 bopd, and 5,916 bopd in 1Q2025, 4Q2024 and 1Q2024, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	After the effect of earn-out to ex-owners of certain blocks.
c)	Before the effect of earn-out to ex-owners of certain blocks.
d)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
e)	G&A and G&G expenses include non-cash, share-based payments for $1.4 million, $1.3 million, and $1.5 million in 1Q2025, 4Q2024 and 1Q2024, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period are available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1Q2025 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	88.4	3.4	(1.5)	(2.4)	87.9
Depreciation	(29.7)	(2.1)	(0.2)	—	(32.0)
Write-offs	(5.9)	—	—	—	(5.9)
Share based payment	(0.3)	(0.0)	(0.0)	(1.3)	(1.5)
Lease Accounting - IFRS 16	1.3	0.0	0.2	—	1.5
Others	0.9	(0.0)	(0.3)	(0.2)	0.4
OPERATING PROFIT (LOSS)	54.7	1.3	(1.8)	(3.8)	50.4
Financial costs, net					(21.6)
Foreign exchange charges, net					(3.3)
PROFIT BEFORE INCOME TAX					25.5

1Q2024 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	113.4	(0.3)	0.8	(2.4)	111.5
Depreciation	(27.7)	(0.4)	(0.5)	(0.0)	(28.7)
Share based payment	(0.3)	(0.0)	(0.0)	(1.3)	(1.6)
Lease Accounting - IFRS 16	1.6	0.0	0.2	—	1.9
Others	1.0	0.1	(0.0)	(0.2)	0.8
OPERATING PROFIT (LOSS)	88.0	(0.6)	0.5	(4.0)	84.0
Financial costs, net					(9.1)
Foreign exchange charges, net					0.2
PROFIT BEFORE INCOME TAX					75.1

(a)	Includes Chile (in 1Q2024), Argentina and Corporate business.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Thursday, May 8, 2025, at 10:00 am (Eastern Daylight Time) to discuss the 1Q2025 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/757847686

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=72342

Passcode: 360481

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including production, the closing of the Vaca Muerta acquisition, full year net leverage figures, the expected annualized dividend and dividend yield, Work Program, strategic initiatives, growth and capital allocation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO FIRST QUARTER 2025 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s First Quarter 2025 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 1Q2025 was 29,076 boepd, down 18% compared to 1Q2024 mainly due to an accelerated rate of decline in our core Llanos 34 Block (GeoPark operated, 45% WI), the operational suspension on January 8, 2025, of the Platanillo Block1, and the divestiture of the Llanos 32 Block (GeoPark non-operated, 12.5% WI2) announced on March 31, and suspended production at the Manati gas field in Brazil (GeoPark non-operated, 10% WI). These impacts were partially offset by solid workover results in the CPO-5 Block (GeoPark non-operated, 30% WI). Oil represented 99.6% and 96.6% of total reported production in 1Q2025 and 1Q2024, respectively.

For further details, please refer to the 1Q2025 Operational Update published on April 23, 2025.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 1Q2025 totaled 24,309 boepd, down by 14% compared to 1Q2024, mainly due to lower production.

Reference and Realized Oil Prices: Brent crude oil prices averaged $74.9 per bbl during 1Q2025, and the consolidated realized oil sales price decreased by 6% to $65.3 per bbl in 1Q2025, compared to 1Q2024.

A breakdown of reference and net realized oil prices in relevant countries in 1Q2025 and 1Q2024 is shown in the tables below:

1Q2025 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	75.1	75.1
Local marker differential	(2.6)	(8.2)
Commercial, transportation discounts & other	(7.3)	0.1
Realized oil price	65.2	67.0
Weight on oil sales mix	95%	5%

1 GeoPark owns 100% of the shares in Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block with a 100% WI.

2 Llanos 32 Block: GeoPark had a private WI of 25% in the Azogue field.

1Q2024 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	81.5	79.1
Local marker differential	(5.2)	(7.7)
Commercial, transportation discounts & other	(6.9)	0.6
Realized oil price	69.4	72.0
Weight on oil sales mix	99%	1%

(*)	Corresponds to the weighted average of ICE Brent sale price.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 18% to $137.3 million in 1Q2025, compared to $167.4 million in 1Q2024, mainly reflecting lower realized oil and gas prices and lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 15% to $137.1 million in 1Q2025, mainly due to a 6% decrease in realized oil prices and a 9% decrease in deliveries. Oil revenue was 100% and 97% of total revenue in 1Q2025 and 1Q2024, respectively.

The table below provides a breakdown of crude oil revenue in 1Q2025 and 1Q2024:

Oil Revenue (In millions of $)	1Q2025	1Q2024
Colombia	130.1	160.3
Ecuador	7.1	1.8
Brazil	—	0.1
Oil Revenue	137.1	162.2

Sales of purchased crude oil: 1Q2025 sales of purchased crude oil decreased to $0.4 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: No consolidated gas revenue was recorded in 1Q2025, compared to $3.5 million in 1Q2024, mainly reflecting suspended production at the Manati gas field in Brazil. Gas revenue was 2% of total revenue in 1Q2024.

The table below provides a breakdown of gas revenue in 1Q2025 and 1Q2024:

Gas Revenue (In millions of $)	1Q2025	1Q2024
Colombia	—	0.3
Brazil	—	2.8
Chile	—	0.4
Gas Revenue	—	3.5

Commodity Risk Management Contracts: Commodity risk management contracts, which are designated and qualify as cash flow hedges, amounted to a $0.2 million loss in 1Q2025, compared to a $0.1 million loss in 1Q2024.

In 1Q2025, GeoPark had zero cost collars covering 19,500 bopd including purchased puts with an average price of $69.8 per bbl and sold calls at an average price of $82.5 per bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs decreased to $35.4 million in 1Q2025 from $38.5 million in 1Q2024, mainly resulting from lower operating costs and lower crude oil purchased from third parties.

The table below provides a breakdown of production and operating costs in 1Q2025 and 1Q2024:

Production and Operating Costs (In millions of $)	1Q2025	1Q2024
Operating costs	(32.9)	(34.2)
Royalties paid in cash	(1.2)	(1.2)
Economic rights paid in cash	(0.8)	(1.5)
Purchased crude oil	(0.3)	(1.5)
Share-based payments	(0.2)	(0.1)
Production and Operating Costs	(35.4)	(38.5)

Consolidated operating costs amounted to $32.9 million in 1Q2025, compared to $34.2 million in 1Q2024.

The table below provides the operating cost on a per boe basis in 1Q2025 and 1Q2024:

Operating Costs (Per boe)	1Q2025	1Q2024
Operating costs per produced boe	(12.3)	(11.4)
Operating costs per sold boe	(15.6)	(13.9)

Consolidated royalties paid in cash amounted to $1.2 million in 1Q2025, compared to $1.2 million in 1Q2024.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $0.8 million in 1Q2025, compared to $1.5 million in 1Q2024.

Consolidated purchased crude oil charges amounted to $0.3 million in 1Q2025 compared to $1.5 million in 1Q2024, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses decreased to $2.2 million in 1Q2025, compared to $4.1 million in 1Q2024.

Geological & Geophysical Expenses: Consolidated G&G expenses decreased slightly to $2.5 million in 1Q2025, compared to $2.7 million in 1Q2024.

Administrative Expenses: Consolidated G&A decreased to $9.1 million in 1Q2025 compared to $10.0 million in 1Q2024.

Adjusted EBITDA: Consolidated Adjusted EBITDA3 decreased by 21% to $87.9 million in 1Q2025. On a per boe basis, Adjusted EBITDA decreased to $40.2 per boe in 1Q2025 from $43.4 per boe in 1Q2024.

Adjusted EBITDA (In millions of $)	1Q2025	1Q2024
Colombia	88.4	113.4
Ecuador	3.4	(0.3)
Brazil	(1.5)	0.8
Argentina	(1.2)	(0.6)
Chile	—	(0.1)
Corporate	(1.1)	(1.7)
Adjusted EBITDA	87.9	111.5

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 1Q2025 and 1Q2024, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Ecuador		Brazil		Total[e]
	1Q2025	1Q2024	1Q2025	1Q2024	1Q2025	1Q2024	1Q2025	1Q2024
Production (boepd)	27,610	32,832	1,466	1,483	—	893	29,076	35,473
Inventories, RIK & Other[a]	(4,538)	(6,256)	(295)	(1,208)	—	—	(4,767)	(7,228)
Sales volume (boepd)	23,072	26,576	1,171	275	—	893	24,309	28,245
% Oil	100%	99.7%	100%	100%	—	1%	100%	95.8%
($per boe)
Realized oil price	65.2	69.4	67.0	72.0	—	96.4	65.3	69.5
Realized gas price[b]	—	34.0	—	—	—	35.3	—	32.2
Realized commodity risk management contracts	(0.1)	(0.0)	—	—	—	—	(0.1)	(0.0)
Earn-out	(2.5)	(2.9)	—	—	—	—	(2.4)	(2.9)
Combined Price	62.5	66.4	67.0	72.0	—	36.2	62.8	65.1
Operating costs[c]	(14.5)	(13.5)	(24.8)	(48.4)	—	(17.1)	(15.6)	(13.9)
Royalties & economic rights	(1.0)	(1.0)	—	—	—	(2.8)	(0.9)	(1.0)
Purchased crude oil[d]	—	—	—	—	—	—	(0.1)	(0.6)
Selling & other expenses	(0.7)	(1.5)	(6.9)	(18.8)	—	—	(1.0)	(1.6)
Operating Netback/boe	46.3	50.3	35.2	4.8	—	16.3	45.2	48.0
G&A, G&G & other							(5.0)	(4.6)
Adjusted EBITDA/boe							40.2	43.4

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 4,869 bopd and 5,916 bopd in 1Q2025 and 1Q2024, respectively. No royalties were paid in kind in Ecuador or Brazil. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Chilean and Corporate business segment.

Operating costs per boe in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash, as operating cost per boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $32.0 million in 1Q2025, compared to $28.7 million in 1Q2024.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $5.9 million in 1Q2025, and corresponded to an unsuccessful exploration well in the PUT-8 Block in Colombia (GeoPark operated, 50% WI). No write-off of unsuccessful exploration efforts was recorded in 1Q2024.

[3]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Other Income (Expenses): Consolidated other income amounted to $0.1 million in 1Q2025, compared to $0.6 million income in 1Q2024.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $21.6 million in 1Q2025, compared to $9.1 million in 1Q2024. Amounts recorded in 1Q2025 include $6.2 million of costs associated with the Notes due 2027 partially repurchased on January 31, 2025, as well as higher interest expenses from the new Notes due 2030.

Foreign Exchange: Net foreign exchange loss amounted to $3.3 million in 1Q2025, compared to a $0.2 million gain in 1Q2024.

Income Tax: Income taxes totaled $12.4 million in 1Q2025, compared to $44.9 million in 1Q2024, mainly resulting from lower taxable income.

Net Profit/Loss: Net profit amounted to $13.1 million in 1Q2025, compared to $30.2 million in 1Q2024.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $308.0 million as of March 31, 2025, compared to $276.8 million as of December 31, 2024.

This net increase is explained by the following:

Cash and Cash Equivalents (In millions of $)	1Q2025
Cash flows used in operating activities	(78.8)
Cash flows used in investing activities	(6.7)
Cash flows from financing activities	116.1
Currency Translation	0.6
Net increase in cash & cash equivalents	31.2

Cash flows used in operating activities of $78.8 million included repayment of an advance payment received from Vitol in 4Q2024 and income tax payments of $9.4 million.4

Cash flows from financing activities mainly included $550 million from the issuance of Notes due 2030, partially offset by $405.3 million related to partial repayment of Notes due 2030, $14.6 million related to interest payments and $7.5 million related to cash dividend payments.

4     Includes current income tax payments and withholding taxes from clients for $4.5 million (included within “Change in working capital” line item of the Statement of Cash Flow).

Financial Debt: Total financial debt net of issuance cost was $657.4 million, corresponding to the 2030 Notes, the 2027 Notes and a Promissory note executed in Argentina which is due in July 2025. Short-term financial debt was $19.0 million as of March 31, 2025, and corresponds to interest accrued on the 2030 Notes and 2027 Notes, and the principal due on the Promissory note executed in Argentina.

Financial Debt (In millions of $)	March 31, 2025	December 31, 2024
2030 Notes	553.1	—
2027 Notes	94.4	504.5
Promissory note	9.9	9.8
Financial debt	657.4	514.3

FINANCIAL RATIOS5

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt (*)	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
1Q2024	495.0	150.7	344.3	0.8x	14.5x
2Q2024	502.7	66.0	436.7	0.9x	15.3x
3Q2024	496.8	123.4	373.3	0.8x	14.7x
4Q2024	514.3	276.8	389.6	0.9x	13.4x
1Q2025	657.4	308.0	349.4	0.9x	11.2x

(*) In 4Q2024, net debt included prepayment received from Vitol of $152.0 million, which is not classified as financial debt.

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

Covenants in the 2030 Notes: The 2030 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Purchased Put	Sold Call
2Q2025	Zero cost collar	Brent	19,000	69.3	79.0
3Q2025	Zero cost collar	Brent	17,500	68.7	78.6
4Q2025	Zero cost collar	Brent	16,000	68.3	77.5
1Q2026	Zero cost collar	Brent	1,000	68.0	77.4

[5]	Based on trailing last twelve-month financial results (“LTM”).

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	1Q2025	1Q2024
(In millions of $)
Sale of crude oil	130.1	160.3
Sale of gas	—	0.3
Commodity risk management contracts	(0.2)	(0.1)
Revenue	129.9	160.5
Production and operating costs[a]	(31.5)	(34.0)
Adjusted EBITDA	88.4	113.4
Capital expenditures	22.5	38.7

Ecuador	1Q2025	1Q2024
(In millions of $)
Sale of crude oil	7.1	1.8
Sale of gas	—	—
Revenue	7.1	1.8
Production and operating costs[a]	(2.6)	(1.2)
Adjusted EBITDA	3.4	(0.3)
Capital expenditures	0.1	10.1

Brazil	1Q2025	1Q2024
(In millions of $)
Sale of crude oil	—	0.1
Sale of gas	—	2.8
Revenue	—	2.9
Production and operating costs[a]	(1.0)	(1.4)
Adjusted EBITDA	(1.5)	0.8
Capital expenditures	—	—

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2025	1Q2024

REVENUE
Sale of crude oil	137.1	162.2
Sale of purchased crude oil	0.4	1.8
Sale of gas	—	3.5
Commodity risk management contracts	(0.2)	(0.1)
TOTAL REVENUE	137.3	167.4
Production and operating costs	(35.4)	(38.5)
Geological and geophysical expenses (G&G)	(2.5)	(2.7)
Administrative expenses (G&A)	(9.1)	(10.0)
Selling expenses	(2.2)	(4.1)
Depreciation	(32.0)	(28.7)
Write-off of unsuccessful exploration efforts	(5.9)	—
Other	0.1	0.6
OPERATING PROFIT	50.4	84.0
Financial costs, net	(21.6)	(9.1)
Foreign exchange (loss) gain	(3.3)	0.2
PROFIT BEFORE INCOME TAX	25.5	75.1
Income tax	(12.4)	(44.9)
PROFIT FOR THE PERIOD	13.1	30.2

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	March 31, 2025	December 31, 2024

Non-Current Assets
Property, plant and equipment	709.4	740.5
Other non-current assets	33.8	29.5
Total Non-Current Assets	743.2	769.9

Current Assets
Inventories	8.0	10.6
Trade receivables	45.9	40.2
Other current assets	93.0	102.6
Cash at bank and in hand	308.0	276.8
Total Current Assets	454.8	430.1

Total Assets	1,198.0	1,200.1

Total Equity	210.7	203.3

Non-Current Liabilities
Borrowings	638.4	492.0
Other non-current liabilities	116.7	136.1
Total Non-Current Liabilities	755.1	628.1

Current Liabilities
Borrowings	19.0	22.3
Other current liabilities	213.2	346.3
Total Current Liabilities	232.2	368.7

Total Liabilities	987.3	996.8

Total Liabilities and Equity	1,198.0	1,200.1

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2025	1Q2024

Cash flow (used in) from operating activities	(78.8)	87.6
Cash flow used in investing activities	(6.7)	(46.6)
Cash flow from (used in) financing activities	116.1	(23.1)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1Q2025 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	88.4	3.4	(1.5)	(2.4)	87.9
Depreciation	(29.7)	(2.1)	(0.2)	—	(32.0)
Write-offs	(5.9)	—	—	—	(5.9)
Share based payment	(0.3)	(0.0)	(0.0)	(1.3)	(1.5)
Lease Accounting - IFRS 16	1.3	0.0	0.2	—	1.5
Others	0.9	(0.0)	(0.3)	(0.2)	0.4
OPERATING PROFIT (LOSS)	54.7	1.3	(1.8)	(3.8)	50.4
Financial costs, net					(21.6)
Foreign exchange charges, net					(3.3)
PROFIT BEFORE INCOME TAX					25.5

1Q2024 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	113.4	(0.3)	0.8	(2.4)	111.5
Depreciation	(27.7)	(0.4)	(0.5)	(0.0)	(28.7)
Share based payment	(0.3)	(0.0)	(0.0)	(1.3)	(1.6)
Lease Accounting - IFRS 16	1.6	0.0	0.2	—	1.9
Others	1.0	0.1	(0.0)	(0.2)	0.8
OPERATING PROFIT (LOSS)	88.0	(0.6)	0.5	(4.0)	84.0
Financial costs, net					(9.1)
Foreign exchange charges, net					0.2
PROFIT BEFORE INCOME TAX					75.1

(a)	Includes Chile (in 1Q2024), Argentina and Corporate business.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	March 2025	March 2024
Last twelve-month Operating Income	240.0
Total Assets – Period-end	1,198.0	1,017.9
Current Liabilities – Period-end	(232.2)	(208.2)
Capital Employed – Period-end	965.8	809.7
Average Capital Employed	887.8
Return on Average Capital Employed	27%

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the development of the Mata Mora Norte Blocks and the continuation of the the exploratory campaign in the Confluencia Sur Block. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: May 7, 2025